

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

<u>Via E-mail</u>
Mr. Eric S. Eissenstat
Senior Vice President, General Counsel and Secretary
Continental Resources, Inc.
20 N. Broadway, 15th Floor
Oklahoma City, Oklahoma 73126

> **Re: Continental Resources, Inc.**
> **Revised Preliminary Proxy Statement**
> **Filed June 4, 2012**
> **File No. 1-32886**

Dear Mr. Eissenstat:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director